Exhibit 3.1
CERTIFICATE OF DESIGNATION
OF
SERIES C CONVERTIBLE PREFERRED STOCK
OF
THE PRINCETON REVIEW, INC.
Pursuant to Section 151
of the General Corporation Law of
the State of Delaware
     The undersigned, Michael J. Perik, hereby certifies that:
     I. He is the duly elected and acting Chief Executive Officer of The Princeton Review, Inc., a Delaware Corporation (the “Company”).
     II. The Amended and Restated Certificate of Incorporation of the Company authorizes Five Million (5,000,000) shares of preferred stock, par value $0.01 per share.
     III. The following is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company at a meeting on July 22, 2007, which constituted all requisite actions on the part of the Company with respect to the authorization of the filing of this Certificate of Designation.
RESOLUTIONS
     WHEREAS, the Board of Directors is authorized to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of the shares of each such series.
     WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate a new series of preferred stock, set the number of shares constituting such series and fix the rights, preferences, privileges and restrictions of such series.
     NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby designates a new series of preferred stock and the number of shares constituting such series and fixes the rights, preferences, powers and restrictions relating to such series as follows:
     1. Designation and Number. The shares of such series shall be designated as the Series C Convertible Preferred Stock (the “Series C Preferred Stock”). The number of shares initially constituting the Series C Preferred Stock shall be Sixty Thousand (60,000).

     2. Board of Directors.
               (a) Series C Directors. The Required Holders shall have the right to the exclusion of all other classes or series of the Company’s capital stock, voting at a meeting of stockholders called for the purpose or by written consent, separately from the Common Stock and all other series of preferred stock, to elect two (2) individuals (the “Series C Directors”) to serve on the Board of Directors of the Company. Any Series C Director elected pursuant to this Section may be removed at any time without cause by, and only by, the vote, given at a meeting or by written consent of the Required Holders. Any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any Series C Director elected pursuant to this Section shall only be filled by the remaining Series C Director, if any, or the holders of the Series C Preferred Stock. The Series C Directors shall be entitled to reimbursement from the Company for costs and expenses in attending board meetings.
               (b) Renunciation under Section 122(17). Pursuant to Section 122(17) of the Delaware General Corporation Law, the Company renounces any interest or expectancy of the Company in, or being offered an opportunity to participate in, business opportunities that are presented to one or more of the Series C Directors.
     3. Dividends.
               (a) Until and including the fourth anniversary of the Issue Date, cumulative dividends shall accrue on the Series C Preferred Stock at the annual rate of 6.0% of the Accrued Value. Dividends on the Series C Preferred Stock shall be cumulative and shall accrue daily from and after, but shall compound annually on each anniversary of the Issue Date whether or not earned or declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Company legally available for the payment of dividends. All such dividends shall be accrued and compound and be added to the Accrued Value on each anniversary of the Issue Date, as provided in the definitions thereof. Following the fourth anniversary of the Issue Date, dividends shall no longer accrue unless declared by the Board of Directors of the Company.
               (b) In the event that the Board of Directors of the Company shall declare a dividend payable upon the then outstanding shares of Common Stock (other than a stock dividend on the Common Stock payable solely in the form of additional shares of Common Stock), the holders of the Preferred Stock shall be entitled, in addition to any cumulative dividends to which the Preferred Stock may be entitled under Section 3(a) above, to receive the amount of dividends per share of Preferred Stock that would be payable on the number of whole shares of the Common Stock into which each share of such Preferred Stock held by each holder could be converted pursuant to the provisions of Section 6 below, such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend and without giving effect to Section 6(b) hereof.
               (c) The Board of Directors of the Company may fix a record date for the determination of holders of shares of Common Stock or the Series C Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days and no less than 10 days prior to the date fixed for the payment thereof.
     4. Liquidation, Dissolution or Winding Up.
               (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation Event”), the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount in cash equal to the greater of (i) the Original Purchase Price plus accrued and unpaid dividends, or (ii) the amount that would be payable to the holder in respect of the Common Stock issuable upon conversion of the holder’s shares of Series C Preferred Stock if all outstanding shares of Series C Preferred Stock were converted into Common Stock immediately prior to the Liquidation Event in accordance with Section 6 below (without giving effect to Section 6(b)). If upon any such Liquidation Event, the remaining assets of the Company available for distribution to the Company’s stockholders shall be insufficient to pay the holders of shares of the Series C Preferred Stock the full amount to which they shall be entitled pursuant to this Section 4(a), the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of such shares of Series C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
               (b) After the payment of all preferential amounts required to be paid to the holders of any class or series of stock of the Company ranking on liquidation prior to and in preference to the Common Stock, upon any such Liquidation Event, the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of shares of Common Stock.
               (c) If the amount to be distributed to the holders of Series C Preferred Stock upon any Liquidation Event shall be other than cash, the fair market value of the property, rights, or securities distributed to such holders shall be mutually agreed by the Company and the holders of 75% of the then outstanding shares of Series C Preferred Stock (“75% of Holders”); provided, however, that if such mutual agreement cannot be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure.
               (d) The Company shall mail written notice of a Liquidation Event to each holder of record of Series C Preferred Stock at least 30 days prior to the date for payment or distribution to shareholders stated in the Company’s notice.
               (e) For the avoidance of doubt, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with or into one or more other entities shall be deemed to be a Liquidation Event.
     5. Voting. Each holder of Series C Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C

Preferred Stock held by such holder are convertible on the record date for the vote on such matter (as adjusted from time to time pursuant to Section 6 hereof and subject to the limitations set forth in subsection 6(b) and except for the election of directors other than the Series C Directors) as of the record date, at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Holders of Series C Preferred Stock shall be entitled to notice of any meeting of stockholders and, except as otherwise provided herein or otherwise required by law, to vote together with the holders of Common Stock as a single class.
     6. Conversion. The holders of the Series C Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):
               (a) Right to Convert. Subject to the limitations set forth in subsection 6(b), each share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (1) the sum of (a) the Original Purchase Price plus (b) all accrued and unpaid dividends by (ii) the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price” shall initially be equal to $6.00. The rate at which shares of Series C Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.
     In the event of a notice of redemption of any shares of Series C Preferred Stock pursuant to Section 8 hereof, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the date fixed for redemption, unless the redemption price is not paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full.
               (b) Nasdaq Conversion Limitation. Unless the Company obtains the requisite approval of its stockholders to comply with the applicable rules of the Nasdaq Global Market (or any successor entity or other exchange on which the Common Stock is listed or approved for trading), the Company may not issue to a holder of shares of Series C Preferred Stock, upon conversion of such Series C Preferred Stock, a number of shares of Common Stock that would cause such holder to own, in the aggregate, in excess of 19.9% of all the issued and outstanding shares of Voting Stock. The limitation provided for in this Section 6(b) shall exist for so long as the Series C Preferred Stock is outstanding.
               (c) Shareholder Vote Regarding Conversion Limitation. If a holder of the Series C Preferred Stock is unable to exercise its conversion rights due to the limitations set forth in subsection 6(b) above, if requested by the Required Holders, the Company shall use commercially reasonable efforts to present to the stockholders of the Company at the next annual meeting of stockholders (to be held in accordance with the Delaware General Corporation Law, the Certificate of Incorporation and the Bylaws of the Company) a proposal to approve such holder acquiring shares of Common Stock in excess of the limitation set forth in subsection 6(b) above.

               (d) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price.
               (e) Mechanics of Conversion.
               (i) In order for a holder of Series C Preferred Stock to convert shares of Series C Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series C Preferred Stock, at the office of the transfer agent for the Series C Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series C Preferred Stock represented by such certificate or certificates. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date (“Conversion Date”). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series C Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. On the Conversion Date, each holder of record of shares of Series C Preferred Stock surrendered for conversion shall be deemed to be the holder of record of the Common Stock issuable upon conversion of such Series C Preferred Stock, notwithstanding that the certificates representing such shares of Series C Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of such Series C Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.
               (ii) The Company shall at all times when the Series C Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series C Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series C Preferred Stock. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price, as applicable.
               (iii) Upon any such conversion, no adjustment to the Conversion Price shall be made for any accrued but unpaid dividends on the Series C Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

               (iv) All shares of Series C Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends accrued but unpaid thereon. Any shares of Series C Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series C Preferred Stock accordingly.
               (v) The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series C Preferred Stock pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series C Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.
               (f) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Issue Date effect a subdivision of the outstanding Common Stock or combine the outstanding shares of Series C Preferred Stock, the Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased. If the Company shall at any time or from time to time after the Issue Date combine the outstanding shares of Common Stock or effect a subdivision of the outstanding shares of Series C Preferred Stock, the Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.
               (g) Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price, as applicable, then in effect by a fraction:
     (1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and
     (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;
provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of Series C Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series C Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series C Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.
               (h) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Series C Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series C Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.
               (i) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series C Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by paragraphs (e), (f) or (g) of this Section 6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series C Preferred Stock shall be convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series C Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series C Preferred Stock to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price, as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series C Preferred Stock.

               (j) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series C Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series C Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series C Preferred Stock.
               (k) Notice of Record Date. In the event:
(i)	that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;
(ii)	that the Company subdivides or combines its outstanding shares of Common Stock;
(iii)	of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another Company, or of the sale of all or substantially all of the assets of the Company; or
(iv)	of a Liquidation Event;
then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series C Preferred Stock, and shall cause to be mailed to the holders of the Series C Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten days prior to the date specified in (A) below or twenty days before the date specified in (B) below, a notice stating
(A)	the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or
(B)	the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.
     7. Protective Covenants. The Company shall not, and shall not permit any Subsidiary to, without the prior written consent of the Required Holders, except with respect to clause (j), which shall require the prior written consent of 75% of Holders; provided that, if a particular Change of Control transaction is a Bain Participation Event, the written consent required with respect to clauses (g) and (i) will be the holders of a majority of the shares of Series C Preferred Stock held by holders other than Bain Funds and that, if a particular Change of Control transaction is a Prides Participation Event, the written consent required with respect to clauses (g) and (i) will be the holders of a majority of the shares of Series C Preferred Stock held by holders other than Prides Funds, (whether by amendment, reclassification, merger, consolidation, reorganization or otherwise):
               (a) create or issue any equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Series C Preferred Stock;
               (b) alter, amend or waive the Company’s Amended and Restated Certificate of Incorporation or by-laws in a manner that affects the rights, preferences or powers of the Series C Preferred Stock or otherwise adversely affect the holders of the Series C Preferred Stock;
               (c) alter, amend or waive any provisions of the Company’s by-laws relating to the nomination or election of directors to the Board of Directors of the Company or any provisions of the Katzman Nomination Agreement (as defined in the Purchase Agreement);
               (d) increase or decrease the number of authorized shares of Series C Preferred Stock;
               (e) declare or pay any dividends on, or make any redemption of any capital stock, except for the payment of up to $100,000 in any twelve month period for repurchases from employees pursuant to contractual call rights or rights of first refusal in which all the stock of the employee is redeemed at a price per share no greater than the original purchase price;
               (f) issue any debt securities which are convertible into capital stock;
               (g) except for (i) a Change of Control transaction entered into after the seventh anniversary of the Issue Date, (ii) a Qualified Transaction, and (iii) a Change of Control transaction that is both a Bain Participation Event and a Prides Participation Event, merge with or into or consolidate with any other company, whether or not the Company or a Subsidiary is the surviving company, except for mergers or consolidations involving the issuance of shares of Company capital stock or cash not exceeding 5% of the Company’s Market Cap in the aggregate for all such transactions, or engage in any Change of Control;
               (h) acquire or make an investment in any other Person in excess of 5% of the Company’s Market Cap in the aggregate for all such transactions;

               (i) except for (i) a Change of Control transaction entered into after the seventh anniversary of the Issue Date, (ii) a Qualified Transaction, and (iii) a Change of Control transaction that is both a Bain Participation Event and a Prides Participation Event, sell, transfer or dispose (which for purposes of clarification excludes inventory and other sales in the ordinary course of business) in any transaction or series of transactions more than twenty-five percent (25%) of the fair market value of the Company’s consolidated assets;
               (j) enter into any transaction with senior management or an Affiliate of the Company except for arms’ length employment agreements;
               (k) enter into any debt or lease transaction, other than working capital loans, equipment leases and other transactions in the ordinary course of business, in excess of 5% of the Company’s Market Cap at any one time outstanding in the aggregate for all such transactions;
               (l) permit the authorized number of directors on the Board of Directors of the Company to be other than eight (8), except for increases required to permit the Company to remain in compliance with NASDAQ listing requirements;
               (m) hire, terminate, replace or reassign the Company’s Chief Executive Officer.
     8. Redemptions.
               (a) Redemption at Holder’s Option. On or at any time after the eighth anniversary of the Issue Date, if requested by the holders of at least 10% of the then outstanding Series C Preferred Stock, each holder of Series C Preferred Stock shall have the right to require the Company to redeem all of such holders’ Series C Preferred Stock, for cash, at a redemption price equal to the Original Purchase Price plus accrued and unpaid dividends.
               (b) Redemption on a Change of Control. At any time on or within 120 days after the occurrence of a Change of Control, each holder of Series C Preferred Stock shall have the right to require the Company to redeem all or a portion of the holder’s Series C Preferred Stock for cash at a redemption price equal to the greater of (i) the fair market value per share valued as of the date of the Change of Control determined by the agreement of the 75% of Holders and the Company, provided if no agreement can be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure, and (ii) the Original Purchase Price plus accrued and unpaid dividends, provided, however, for purposes of each of the foregoing clauses, in the event of a Change of Control prior to the fourth anniversary of the Issue Date, accrued and unpaid dividends will include all dividends that would have accrued on the Series C Preferred Stock through and including the fourth anniversary of the Issue Date. The Company shall promptly provide to holders of the Series C Preferred Stock notice of a Change of Control and shall promptly provide to the holders of shares of Series C Preferred Stock such information concerning the terms of such Change of Control and the value of the assets of the Company as may be reasonably requested by the holders of Series C Preferred Stock.

               (c) Any holder of Series C Preferred Stock may exercise the holder’s redemption right under Section 8(a) or 8(b) by delivering to the Company at its principal office a written notice stating the holder’s intention to exercise the holder’s redemption right and the number of the holder’s shares of Series C Preferred Stock to be redeemed. The Corporation shall be obligated to redeem the total number of shares of Series C Preferred Stock specified in the holder’s redemption notice on or before the earlier of the 30th Business Day following its receipt of the holder’s notice of a redemption pursuant to Sections 8(a) or the date of the Change of Control if notice is given at least 10 days prior to such Change of Control.
               (d) The Company shall provide notice of any redemption requested under Section 8(a) or 8(b), specifying the time and place of redemption and the redemption price, by first class or registered mail, postage prepaid, return receipt requested, to each holder of record of Series C Preferred Stock at the address for such holder last shown on the records of the transfer agent therefor (or the records of the Company, if it serves as its own transfer agent), not less than fifteen (15) days prior to each redemption date. The Company shall use its best efforts and shall take all reasonable action necessary to pay the redemption price as provided in this Section 8, including obtaining financing or effectuating a recapitalization so as to create a surplus.
               (e) Redemption at Company’s Option. If at any time on or after the fourth anniversary of the Issue Date, the Series C Market Value, for 30 consecutive Trading Days beginning after the fourth anniversary of the Issue Date is at least 300% of the Original Purchase Price then, upon written notice of the proposed redemption to all holders of Series C Preferred Stock given no later than ten days following the end of such 30 consecutive Trading Day period and at least 30 days prior to the proposed redemption date, the Company shall have the right to redeem all (but not less than all) of the outstanding shares of Series C Preferred Stock at a redemption price per share of Series C Preferred Stock for cash equal to the sum of the Original Purchase Price plus accrued and unpaid dividends. The Company’s exercise of its redemption rights under this Section 8(e) shall be subject to the conversion rights under Section 6 of each holder of Series C Preferred Stock, who may exercise those rights at any time prior to the redemption date. The Company may not redeem any shares of Series C Preferred Stock pursuant to this Section 8(e) unless the funds of the Company legally available for the redemption of Series C Preferred Stock are sufficient to redeem the total number of the outstanding shares of Series C Preferred Stock at the time the notice is given by the Company pursuant to Section 8(f) and at the proposed redemption date. Notwithstanding the foregoing, without the consent of the applicable holders, the Company may not redeem any shares of Series C Preferred Stock unless no limitation on conversion of such Series C Preferred Stock is in effect as a result of Section 6(b) above at any time during the 30 days prior to the redemption date.
               (f) Notice of Corporation’s Redemption. In the event the Company shall redeem shares of Series C Preferred Stock pursuant to Section 8(e), notice of such redemption shall be given no later than ten days following the end of such 30 consecutive Trading Day period and at least 30 days prior to the proposed redemption date to each holder of Series C Preferred Stock. Such notice shall state: (i) the redemption date; (ii) the number of shares of Series C Preferred Stock to be redeemed; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. Notice having been given by the Company as provided above, unless the Company shall default in the payment of the redemption price and subject to the last sentence of Section 8(e), from and after the redemption date, dividends on the shares of Series C Preferred Stock called for redemption shall cease to accrue, and all rights of the holders thereof as shareholders of the Company (except the right to receive from the Company the redemption price) shall cease.
               (g) Insufficient Funds. If the funds of the Company legally available for redemption pursuant to Section 8(a) or 8(b) of the Series C Preferred Stock on any redemption date are insufficient to redeem all shares of the Series C Preferred Stock on such date, those funds which are legally available will be used first to redeem the maximum possible number of shares of the Series C Preferred Stock being redeemed, such redemption to be made pro rata among the holders of the Series C Preferred Stock in accordance with the number of shares of Series C Preferred Stock held by such holders. At any time thereafter when additional funds of the Company become legally available for the redemption of the Series C Preferred Stock, such funds will be used to redeem the balance of the shares of Series C Preferred Stock which the Company was theretofore obligated to redeem as provided in the immediately preceding sentence. Any shares of Series C Preferred Stock which are not redeemed as a result of the circumstances described in this Section 8(g) shall remain outstanding until such shares shall have been redeemed and the redemption price therefor, as applicable, shall have been paid or set aside for payment in full.
               (h) Rights Terminated. Upon (i) presentation and surrender of the certificate or certificates representing the shares of Series C Preferred Stock being redeemed pursuant to this Section 8 and receipt of the redemption price therefor, or (ii) irrevocable deposit in trust by the Company for holders of the Series C Preferred Stock being redeemed pursuant to this Section 8 of an amount equal to the redemption price for the shares of Series C Preferred Stock being redeemed on any redemption date, each holder of Series C Preferred Stock will cease to have any rights as a stockholder of the Company by reason of the ownership of such redeemed shares of Series C Preferred Stock (except for the right to receive the redemption price therefor upon the surrender of the certificate or certificates representing the redeemed shares if such certificate or certificates have not been surrendered), and such redeemed shares of Series C Preferred Stock will not from and after the date of payment in full of the redemption price therefor be deemed to be outstanding.
               (i) Restrictions on Other Payments. After the receipt by the Company of a redemption request pursuant to Section 8(a) or 8(b), unless and until the full redemption price for the shares of Series C Preferred Stock to be redeemed on any redemption date has been paid to the holders requesting such redemption, (i) no dividends shall be paid or declared or set aside for payment or other distribution upon any capital stock of the Company, and (ii) no shares of capital stock of the Company shall be redeemed, retired, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Company or any Subsidiary (except by conversion into or exchange for shares of Common Stock for which adjustment may be made pursuant to Section 6 above).
               (j) Reacquired Shares. Any shares of Series C Preferred Stock converted, redeemed, purchased, or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and shall not be reissued and the Company from time to time shall take such action as may be necessary to reduce the authorized Series C Preferred Stock accordingly.
     9. Transactions with Series C Holders. The Company shall not enter into any transaction with any holder of Series C Preferred Stock (an “Interested Holder”), or an Affiliate of such holder without the approval of (i) the Board of Directors, including a majority of the directors not elected pursuant to Section 2 above and (ii) holders of a majority of the Series C Preferred Stock that is held by stockholders, if any, other than any Interested Holders and any Interested Holders that are Affiliates of the party (other than the Company or its Subsidiaries) to such transaction.
     10. Certain Restrictions on Transfers.
               (a) Right of First Offer.
               (i) (i) If any holder (together with its Affiliates) of more than 10% of the shares of Series C Preferred Stock then outstanding (the “10% Stockholder”), desires to, directly or indirectly, transfer, sell, assign, pledge, hypothecate, encumber, or otherwise dispose of, all or any portion of any of its shares of Series C Preferred Stock or any economic interest therein (including without limitation by means of any participation or swap transaction) (each, a “Transfer”) to any Person other than to an Affiliate of such Person, such holder (the “Offeror”), shall so inform the other holders of shares of Series C Preferred Stock and the Company, excluding Affiliates of the Offeror (the “Offerees”), by notice in writing (the “Offer Notice”), stating the number of shares that are the subject of such proposed Transfer (the “Offered Shares”), the per share offer price and any other material terms (including the identity of the prospective purchaser(s)) on which the Offeror irrevocably offers to transfer such shares subject to the provisions of this Section 10.
               (ii) Each of the Offerees shall have the right, but not the obligation, to purchase up to all of the Offered Shares specified in the Offer Notice at the price and on the terms specified therein by delivering written notice (the “Acceptance Notice”) of such election to the Offeror within ten (10) days after the delivery of the Offer Notice. If Offerees elect to purchase more than the number of Offered Shares, the Offered Shares shall be allocated first to the Offerees that are holders of Series C Preferred Stock on a pro rata basis among such Offerees based upon the number of shares of Series C Preferred Stock held by such Offerees relative to all other such Offerees up to the total number of Offered Shares each such Offeree elected to purchase in its Acceptance Notice and then to the Company up to the number of Offered Shares the Company elected to purchase in its Acceptance Notice.
               (iii) If the Offerees shall have agreed to purchase all of the Offered Shares, they shall consummate the purchase of the Offered Shares as allocated in clause (ii) above by delivering, against receipt of certificates or other instruments representing the shares being purchased, appropriately endorsed by the Offeror, the aggregate purchase price to be paid by them via wire transfer of immediately available funds to an account specified by the Offeror not less than one (1) business day before the closing date, which closing date will be thirty (30) days after the date of receipt of the Acceptance Notice.

               (iv) If the Offerees shall not exercise their rights under this Section 10(a) to purchase all of the Offered Shares, such Offeror shall be permitted to proceed with the proposed Transfer of the Offered Shares, and such Offeror shall have sixty (60) days to consummate such proposed Transfer to the Persons identified in the Offer Notice, on terms no more favorable to the proposed transferee(s) than those terms set forth in the Offer Notice, before the provisions of this Section 10(a) shall again be in effect with respect to such shares. For the avoidance of doubt, the Offeror shall not be obligated to sell any Offeree any Offered Shares unless the Offerees have agreed to buy all of the Offered Shares.
               (v) The Offerees’ right to purchase any Offered Shares pursuant to this Section 10(a) shall be freely assignable to any Affiliate or the Company.
               (b) Tag-Along Right.
               (i) At least fifteen (15) days prior to any Transfer of shares of Series C Preferred Stock by a 10% Stockholder to any Person other than an Affiliate of such 10% Stockholder, such 10% Stockholder (the “Transferring Stockholder”) shall give notice to the Company and each other holder of shares of Series C Preferred Stock (the “Other Stockholders”), specifying in reasonable detail the number of shares to be Transferred and the terms and conditions of the Transfer. The Other Stockholders may elect to participate in the contemplated Transfer at the same price per share and on the same terms by delivering written notice to the Transferring Stockholder within ten (10) days after delivery of such notice. If any Other Stockholder elects to participate in such Transfer, such Other Stockholder shall be entitled to Transfer in the contemplated Transfer, at the same price and on the same terms as the Transferring Stockholder, a number of shares of Series C Preferred Stock equal to the product of (i) the percentage of the total number of outstanding shares of Series C Preferred Stock owned by such Other Stockholder and (ii) the number of shares of Series C Preferred Stock proposed to be Transferred in the contemplated Transfer. The Transferring Stockholder shall not Transfer any of its shares of Series C Preferred Stock to any prospective transferee if such prospective transferee declines to allow the participation of electing Other Stockholders.
     Each holder of Series C Preferred Stock Transferring shares pursuant to this Section 10(c) shall pay its pro rata share (based on the number of shares to be sold) of the expenses incurred by such holders in connection with such Transfer and shall be obligated to join on a pro rata basis (based on the number of shares to be sold) in any representations, warranties, indemnification provisions, escrow arrangements and other obligations that the Transferring Stockholder agrees to provide in connection with such Transfer (other than any such obligations that relate specifically to another particular Other Stockholder such as indemnification with respect to representations and warranties given by such Other Stockholder regarding such Other Stockholder’s title to and ownership of shares); provided that no stockholder shall be obligated in connection with such Transfer to agree to indemnify or hold harmless the transferee with respect to an amount in excess of the sum of the net cash and value of other proceeds paid to such stockholder in connection with such Transfer.
               (c) Compliance with the provisions of this Section 10 may be waived retroactively or prospectively with the consent of 75% of Holders.

     11. Definitions. The following terms shall have the following respective meanings:
     “10% Stockholder” has the meaning set forth in Section 10(a)(i) above.
     “75% of Holders” has the meaning set forth in Section 4(c) above.
     “Affiliate” shall mean, with respect to any Person (as defined herein), any (x) spouse, parent, sibling or descendant of such Person (or a spouse, parent, sibling or descendant of a director, officer, or partner of such Person) and (y) other Persons that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person; provided, that with respect to Bain Capital, the term Affiliate shall also be deemed to include any Person under common management with Bain Capital, LLC. The term “control” includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     “Acceptance Notice” has the meaning set forth in Section 10(a)(ii) above.
     “Accrued Value” means, with respect to each share of Series C Preferred Stock, the sum (as adjusted for stock dividends, stock splits, combinations, recapitalizations or other similar events affecting the Series C Preferred Stock) of (i) the Original Purchase Price plus (ii) on each anniversary of the Issue Date an additional amount equal to any dividends on a share of Series C Preferred Stock which have accrued on any annual dividend payment date and not previously added to the definition of Accrued Value.
     “Appraisal Procedure” shall mean the following procedure to determine fair market value of any security or other property (in either case, the “valuation amount”). If 75% of Holders and the Company are not able to agree on the valuation amount within a reasonable period of time (not to exceed twenty (20) days), the valuation amount shall be determined by an investment banking firm of national recognition, which firm shall be unaffiliated with each of the Company and 75% of Holders and shall be reasonably acceptable to the Board of Directors of the Company and 75% of Holders. If the Board of Directors and 75% of Holders are unable to agree upon an acceptable investment banking firm within ten (10) days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in Boston, Massachusetts, selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction). The arbitrator shall select the investment banking firm (within ten (10) days of his appointment) from a list, jointly prepared by 75% of Holders and the Board of Directors, of not more than six investment banking firms of national standing in the United States, of which no more than three may be named by the Board of Directors and no more than three may be named by 75% of Holders. The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of six. The Board of Directors and 75% of Holders shall submit their respective valuations and other relevant data to the investment banking firm, and the investment banking firm shall as soon as practicable thereafter make its own determination of the valuation amount. The final valuation amount for purposes hereof shall be the average of the two valuation amounts closest together, as determined by the investment banking firm, from among the valuation amounts submitted by the Company and 75% of Holders and the valuation amount calculated by the investment banking firm. The determination of the final valuation amount by such investment banking firm shall be final and binding upon the parties. The Company shall pay the fees and expenses of the investment banking firm and arbitrator (if any) used to determine the valuation amount. If required by any such investment banking firm or arbitrator, the Company shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Company in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and affiliates.
     “Bain Fund” shall mean Bain Capital Venture Fund 2007, L.P. and any investment fund that is an Affiliate of Bain Capital Venture Fund 2007, L.P.
     “Bain Participation Event” shall mean any Change of Control transaction, if in connection with the related transaction process Bain Capital Venture Fund 2007, L.P. fails, after written request from the Company, to commit to the Company in writing that no Bain Fund will participate in such transaction process as a potential buyer of the Company in a Change of Control transaction or in fact a Bain Fund participates in such transaction process as a potential buyer of the Company in a Change of Control transaction.
     “Change of Control” shall mean, unless 75% of Holders determine otherwise in writing, any (i) merger, reorganization, consolidation or share transfer which results in the Voting Stock of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than a majority of the combined voting power of the Voting Stock of the Company or such surviving or acquiring entity outstanding immediately after such merger, reorganization, consolidation or share transfer, (ii) disposition, transfer, sale or exclusive lease or license of all or substantially all of the assets of the Company or (iii) issuance or transfer of shares of capital stock of the Company, in a single transaction or series of related transactions, representing at least fifty percent (50%) of the voting power of the Voting Stock of the Company. A sale (or multiple related sales) of one or more Subsidiaries of the Company (whether by way of merger, consolidation, reorganization or sale of all or substantially all of the Subsidiaries’ assets or securities) which constitutes all or substantially all of the consolidated assets of the Company shall be deemed a sale of substantially all of the assets of the Company for purposes of this definition.
     “Company’s Market Cap” means the fair market value of a share of Common Stock multiplied by the number of shares of Common Stock then outstanding, assuming the conversion into Common Stock of all securities convertible into Common Stock without the payment of additional consideration. For the purposes of this definition, “fair market value of a share of Common Stock” shall mean (i) if the Common Stock is listed on a Trading Market, the average of the closing prices of the Common Stock’s sales on all Trading Markets, or, if there have been no sales on any such Trading Market on any day, the average of the highest bid and lowest asked prices on all such Trading Markets at the end of such day, in each such case averaged over a period of ten days consisting of the ten consecutive Trading Days prior to the day as of which the Company’s Market Cap is being determined, or (ii) if the Common Stock is not listed on a

Trading Market, fair market value per share as determined by the agreement of 75% of Holders and the Company, provided if no agreement can be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure.
     “Conversion Date” has the meaning set forth in Section 6(e)(i) above.
     “Conversion Price” has the meaning set forth in Section 6(a) above.
     “Conversion Rights” has the meaning set forth in Section 6 above.
     “Interested Holder” has the meaning set forth in Section 9 above.
     “Issue Date” shall mean the first date on which shares of Series C Preferred Stock was issued.
     “Junior Stock” means any Common Stock and any class or series of Preferred Stock of the Company other than the Series C Preferred Stock.
     “Liquidation Event” has the meaning set forth in Section 4(a) above.
     “Offer Notice” has the meaning set forth in Section 10(a)(i) above.
     “Offered Shares” has the meaning set forth in Section 10(a)(i) above.
     “Offerees” has the meaning set forth in Section 10(a)(i) above.
     “Offeror” has the meaning set forth in Section 10(a)(i) above.
     “Original Purchase Price” shall be $1,000.00 per share of Series C Preferred Stock.
     “Other Stockholder” has the meaning set forth in Section 10(b)(i) above.
     “Person” shall mean without limitation an individual, a partnership, a Company, an association, a joint stock Company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental authority.
     “Prides Fund” shall mean Prides Capital Fund I LP and any investment fund that is an Affiliate of Prides Capital Fund I LP.
     “Prides Participation Event” shall mean any Change of Control transaction, if in connection with the related transaction process Prides Capital Fund I LP fails, after written request from the Company, to commit to the Company in writing that no Prides Fund will participate in such transaction process as a potential buyer of the Company in a Change of Control transaction or in fact a Prides Fund participates in such transaction process as a potential buyer of the Company in a Change of Control transaction.
     “Purchase Agreement” shall mean that certain Series C Stock Purchase Agreement between the Company and the Purchasers (as defined therein), dated on or about July 23, 2007.

     “Qualified Transaction” shall mean any Change of Control transaction in which the gross cash proceeds payable with respect to each share of Common Stock at closing of the transaction is at least $10 per share (as adjusted for stock dividends, stock splits, combinations, recapitalizations or other similar events after the date hereof affecting the capital stock of the Company) if approved unanimously by the Company’s Board of Directors (excluding Series C Directors and the Company’s Chief Executive Officer).
     “Redemption” shall mean a redemption pursuant to Section 8 hereof.
     “Required Holders” shall mean holders of a majority of the then outstanding shares of Series C Preferred Stock; provided, however, that if the transaction that is the subject of such Required Holders’ consent would adversely affect any 10% Stockholder’s Series C Preferred Stock’s rights, preferences or powers differently than any other holder’s Series C Preferred Stock (including by virtue of such other holder’s majority interest or control rights relative to such 10% Stockholder), “Required Holders” shall also include all of the then outstanding shares of such 10% Stockholder.
     “Series C Directors” has the meaning set forth in Section 2 above.
     “Series C Market Value” shall mean, as of any date, the product of (i) the closing bid price per share of Common Stock, as reported on the Company’s primary Trading Market, times (ii) the number of shares of Common Stock that one share of Series C Preferred Stock would be convertible into pursuant to Section 6 hereof on such date.
     “Subsidiary” shall mean any Company or trust of which the Company directly or indirectly owns at the time 50% or more of the outstanding shares that represent either 50% of the voting power, 50% of the economic power, or control of the board of directors of such Company or trust, other than directors’ qualifying shares.
     “Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market or (b) if the Common Stock is not then listed or quoted and traded on any Trading Market, then a day on which trading occurs on the Nasdaq Global Market (or any successor thereto).
     “Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.
     “Transfer” has the meaning set forth in Section 10(a)(i) above.
     “Transferring Stockholder” has the meaning set forth in Section 10(b)(i) above.
     “Voting Stock” shall include Common Stock and any other shares of capital stock of the Company entitled to vote generally with holders of Common Stock on matters, counted as the number of votes such other shares are entitled to cast.

     IN WITNESS WHEREOF, this Certificate of Designation has been signed on behalf of the Company by its Chief Executive Officer on July 23, 2007.

THE PRINCETON REVIEW, INC.
By:	/s/ Michael J. Perik
	Name:	Michael J. Perik
	Title:	Chief Executive Officer

Signature Page to Certificate of Designation